UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

OLO INC.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

68134L109

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68134L109	13G

1.	NAMES OF REPORTING PERSONS Raqtinda Investments LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 13,157,966 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 13,157,966 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,157,966 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are shares of Class B Common Stock and held of record by Raqtinda (as defined in Item 2(a) of the Original Schedule 13G). David A. Frankel and Peter Rosenberg are the managers of Raqtinda and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 109,286,996 shares of Class A Common Stock outstanding as of November 2, 2023 as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2023, as filed with the United States Securities and Exchange Commission on November 6, 2023 (the “Form 10-Q”), plus 13,157,966 shares of Class B Common Stock held by Raqtinda and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 68134L109	13G

1.	NAMES OF REPORTING PERSONS David A. Frankel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 35,350 (1)
	6.	SHARED VOTING POWER 13,157,966 (2)
	7.	SOLE DISPOSITIVE POWER 35,350 (1)
	8.	SHARED DISPOSITIVE POWER 13,157,966 (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,193,316
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8% (3)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

The shares are represented by restricted stock units (“RSUs”) held by David A. Frankel as of the date of this filing. Each RSU represents the right to receive one share of Class A Common Stock. The shares underlying the RSUs are fully vested. Excludes 20,395 RSUs held by David A. Frankel that are not vested and will not vest within 60 days of the filing of this Amendment.

(2)

All such shares are shares of Class B Common Stock and held of record by Raqtinda. David A. Frankel and Peter Rosenberg are the managers of Raqtinda and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(3)

Based on 109,286,996 shares of Class A Common Stock outstanding as of November 2, 2023 as reported by the Issuer in its Form 10-Q, plus 13,157,966 shares of Class B Common Stock held by Raqtinda and 35,350 RSUs held by David A. Frankel, and assuming the conversion of all such shares into shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 68134L109	13G

1.	NAMES OF REPORTING PERSONS Peter Rosenberg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 13,157,966 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 13,157,966 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,157,966
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All such shares are shares of Class B Common Stock and held of record by Raqtinda. David A. Frankel and Peter Rosenberg are the managers of Raqtinda and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 109,286,996 shares of Class A Common Stock outstanding as of November 2, 2023 as reported by the Issuer in its Form 10-Q, plus 13,157,966 shares of Class B Common Stock held by Raqtinda and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 68134L109	13G

Introductory Note: This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13G originally filed by the Reporting Persons with the Commission on January 27, 2022 (the “Original Schedule 13G”) and Amendment No. 1 filed by the Reporting Persons with the Commission on February 8, 2023 (“Amendment No. 1”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G, as amended by Amendment No. 1, remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person. Raqtinda is the record owner of the 13,157,966 shares of Class B Common Stock (the “Raqtinda Shares”). Each share of Class B Common Stock is convertible at any time at the option of the holder on a one-for-one basis. As the managers of Raqtinda, each of David A. Frankel and Peter Rosenberg also may be deemed to beneficially own the Raqtinda Shares.

David A. Frankel is the record owner of 35,350 vested RSUs as of the date of this filing. Each RSU represents the contingent right to receive one share of Class A Common Stock.

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of his or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

CUSIP No. 68134L109	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2024

RAQTINDA INVESTMENTS

By:	/s/ Peter Rosenberg
Peter Rosenberg
Its:	Manager

/s/ David A. Frankel
David A. Frankel

/s/ Peter Rosenberg
Peter Rosenberg